Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

MARCH 31, 2022

Kolibri Global Energy Inc. | 1 | First Quarter 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Kolibri Global Energy Inc.’s (“KEI” or the “Company”) operating and financial results for the three months ended March 31, 2022, compared to the corresponding period in the prior year, as well as information and expectations concerning the Company’s outlook based on currently available information. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and the audited consolidated financial statements and MD&A for the year ended December 31, 2021. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The reporting and measurement currency is the United States dollar. Additional information relating to KEI including its Annual Information Form is filed on SEDAR at www.sedar.com and on the Company’s website at www.kolibrienergy.com.

This report is prepared as of May 5, 2022. Please read carefully the important cautionary notes regarding technical information, forward-looking statements and other matters set out in this report.

Description of Business

KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QB (“OTCQB”) under the symbol “KGEIF”.

Operating Summary

The Company’s results of operations are dependent on production volumes of natural gas, crude oil and natural gas liquids and the prices received for the production. Prices for these commodities have shown significant volatility during recent years and are determined by supply and demand factors, including weather and general economic conditions.

Kolibri Global Energy Inc. | 2 | First Quarter 2022

OVERVIEW

Results at a Glance

	Three Months ended
	March 31,
	2022	2021

Financial (US $000 except per share)
Oil and gas gross revenues	7,111	4,176
Oil and gas net revenues	5,547	3,269
Net operating income(1)	4,640	2,599
Net loss	(2,456)	(528)
Basic and diluted net loss per share	(0.01)	(0.00)
Cash flow from operating activities	1,243	1,364
Adjusted funds flow(2)	2,822	1,509
Additions to property, plant and equipment	7,401	29

Operating
Average production (Boepd)	1,054	1,020
Average price ($/BOE)	74.97	45.48
Netback from operations ($/BOE)(3)	48.91	28.32
Netback including commodity contracts ($/BOE)(3)	36.88	24.77

	March 31,	December 31,
	2022	2021
Balance Sheet
Cash and cash equivalents	3,058	7,316
Total assets	160,882	157,016
Working capital (deficiency)	(3,011)	3,823
Total non-current liabilities	19,512	17,849

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Adjusted Funds Flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Highlights

The average production for the first quarter of 2022 was 1,054 BOEPD, an increase of 3% compared to first quarter 2021 production of 1,020 BOEPD. The increase is due to the Barnes 7-3H beginning production in the last two weeks of the first quarter of 2022, partially offset by the normal production decline of existing wells.

Gross revenues for the first quarter of 2022 increased by 70% compared to the first quarter of 2021. The increase was due to a 65% increase in average prices in the first quarter of 2022 and a 3% increase in production in the first quarter of 2022 compared to 2021.

Kolibri Global Energy Inc. | 3 | First Quarter 2022

Adjusted funds flow(1) was $2.8 million for the first quarter of 2022 compared to $1.5 million for the prior year first quarter, an increase of 87%. The increase was primarily due to an increase in average prices of 65% and an increase in production of 3%, partially offset by higher realized losses from commodity contracts in 2022.

Netback from operations(2) increased to $48.91 per BOE in the first quarter of 2022 compared to $28.32 per BOE in the first quarter of 2021, an increase of 73%. Netback including commodity contracts(2) for the first quarter of 2022 was $36.88 per BOE, an increase of 49% from the prior year first quarter. The 2022 increase compared to the same period in the prior year was due to the increase in average prices.

General and administrative (G&A) expenses for the first quarter of 2022 was $0.7 million compared to $0.8 million in the first quarter of 2021, a decrease of 10%. The decrease is due to management’s continued efforts to reduce G&A costs throughout the Company.

Interest expense decreased by 5% in the first quarter of 2022 compared to the comparable prior year period due to principal payments on the credit facility during 2021 which reduced the outstanding loan balance.

Production and operating expenses per barrel averaged $9.56 per BOE in the first quarter of 2022 compared to $7.30 per BOE in the first quarter of 2021, an increase of 31%. The increase was due to higher production taxes in the first quarter of 2022 of $1.82 per BOE in 2022 due to higher average prices.

Net loss in the first quarter of 2022 was $2.5 million, compared to a net loss of $0.5 million in the first quarter of 2021. Unrealized losses from commodity contracts in the first quarter of 2022 were $3.8 million compared to $0.9 million in the first quarter of 2021. Realized losses from commodity contracts in the first quarter of 2022 were $1.1 million compared to $0.3 million in the first quarter of 2021.

In December 2021, the Company completed an equity rights offering issuing 119,665,045 shares at a price of C$0.07 per share for gross proceeds of C$8.6 million. The Company used the net proceeds from the rights offering for the development of two wells in its Tishomingo Field, located in Oklahoma. The net cash proceeds of the equity offering totalled $6.4 million. In addition, in January 2022, an additional 3,571,428 shares were issued under a stand-by commitment agreement at a price of C$0.07 per share.

In November 2021, the Company’s credit facility was amended to reduce the Maximum Leverage Ratio covenant discussed below from 4 to 1 down to 3.5 to 1 beginning in the first quarter of 2022. In addition, BOK Financial agreed to increase the borrowing base by $2.0 million if the gross proceeds from the Company’s rights offering exceeded C$8.5 million and the Company has drilled 2 wells and completed fracture stimulation on one of the wells. The Company has met both requirements and is awaiting the redetermination from the bank.

(1) Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Kolibri Global Energy Inc. | 4 | First Quarter 2022

OPERATIONS UPDATE

Tishomingo Field, Ardmore Basin, Oklahoma

In the first quarter of 2022, the Barnes 7-3H well (98.07% working interest) well was drilled and fracture stimulated and started production in the second half of March 2022. The 30 day initial production rate (“IP rate”) for the Barnes 7-3H well was 940 BOEPD, with 740 barrels being oil. Average production for the first quarter of 2022 was 1,054 BOEPD, an increase of 3% compared to the first quarter of 2021 average production of 1,020 BOEPD. Average production for the month of March 2022, which only included a partial month of production from the Barnes 7-3H, totaled 1,208 BOEPD. The Barnes 8-4H well (98.07% working interest), the second well in the 2022 drilling program, was drilled during the first quarter and fracture stimulated in April 2022. The early results from the Barnes 8-4H well (98.07% working interest), which started production in the second half of April, has, while still flowing up casing, averaged about 580 BOEPD for the last 12 days, including about 500 barrels of oil. The Company is scheduled to install tubing and increase the capacity of the surface facilities in the coming week. The Company expects its future cash flows will be sufficient to pay for the costs of the new wells.

DISCUSSION OF OPERATING RESULTS

Production and Revenue

	Three months ended March 31
	2022	2021	%
Average oil production (Bopd)	714	697	2
Average natural gas production (mcf/d)	922	898	3
Average NGL production (Boepd)	186	173	8
Average production (Boepd)	1,054	1,020	3
Average oil price ($/bbl)	96.17	55.92	72
Average natural gas price ($/mcf)	4.71	3.60	31
Average NGL price ($/bbl)	32.25	24.15	34
Average price ($/BOE)	74.97	45.48	65
Oil revenue ($000)	6,179	3,510	76
Natural gas revenue ($000)	391	291	34
NGL revenue ($000)	541	375	44

Oil production for the first quarter of 2022 was 714 BOPD compared to 697 BOPD for the first quarter of 2021, an increase of 2%. The production increase is due to the Barnes 7-3 well starting production in the second half of March 2022 partially offset by the natural decline of existing wells. Oil revenue increased by 76% in the first quarter of 2022 versus the first quarter of 2021 due to an increase in oil prices of 72% and the production increase.

For the first quarter of 2022, average natural gas production was 922 MCFPD compared to 898 MCFPD in the prior year first quarter, an increase of 3%. The production increase is due to the Barnes 7-3 well starting production in the second half of March 2022 partially offset by the natural decline of existing wells. Natural gas revenue increased by 34% in the first quarter of 2022 versus the first quarter of 2021 due to a 31% increase in natural gas prices and the production increase.

Natural gas liquids (NGL) production for the first quarter of 2022 increased to 186 BOEPD from 173 BOEPD in the first quarter of 2021, an increase of 8%. The production increase is due to the Barnes 7-3 well starting production in the second half of March 2022 partially offset by the natural decline of existing wells. NGL revenue increased by 44% in the first quarter of 2022 compared to the prior year quarter due to an increase in NGL prices of 34% and the production increase.

Kolibri Global Energy Inc. | 5 | First Quarter 2022

Average production was 1,054 BOEPD in the first quarter of 2022 compared to 1,020 BOEPD in the first quarter of 2021, an increase of 3%. The increase is due to the factors discussed above. Gross revenue for the first quarter of 2022 increased by 70% compared to the first quarter of 2021 due to an increase in average prices and by the production increase.

Royalties, Operating Expenses and Netback

	Three months ended March 31
($/BOE)	2022	2021	%
Average price	74.97	45.48	65
Less: Royalties	16.50	9.86	67
Less: Operating expenses	9.56	7.30	31
Netback from operations(1)	48.91	28.32	73
Price adjustment from commodity contracts(2)	(12.03)	(3.55)	239
Netback including commodity contracts(1)	36.88	24.77	49

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Price adjustment from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts. See the listing of commodity contracts below.

The average price increase in the first quarter of 2022 was due to price increases in oil, gas and NGLs. Oil made up 68% of the production mix in 2022 compared to 68% of the production mix in the first quarter of 2021.

Royalties on Tishomingo production averaged approximately 22.0% for the first quarter of 2022 versus 21.7% in the first quarter of 2021 due to different royalty burdens on different leases produced by the Company.

Major operating expenses are related to the gathering and processing of natural gas and NGLs as well as periodic well repairs and maintenance. Operating expenses averaged $9.56 per BOE for the first quarter of 2022 compared to $7.30 per BOE for the same period in 2021. The increase was due to higher production taxes in the first quarter of 2022 which were $4.07 per BOE in 2022 compared to $2.25 per BOE for the same period of 2021, an increase of $1.82 per BOE. Operating expense per BOE excluding production taxes for the first quarter of 2022 increased by 9% compared to the prior year quarter due to cost increases for services.

Realized and Unrealized Gains and Losses from Risk Management Contracts

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

Kolibri Global Energy Inc. | 6 | First Quarter 2022

At March 31, 2022 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil - WTI	April 1, 2022 to September 30, 2022	36,000	$55.92
Oil - WTI	April 1, 2022 to September 30, 2022	24,000	$56.70
Oil - WTI	October 1, 2022 to December 31, 2022	30,000	$57.05
Oil - WTI	January 1, 2023 to May 31, 2023	45,000	$56.02
Oil – WTI	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil – WTI	January 1, 2024 to May 31, 2024	40,000	$62.77

The estimated fair value results in a $6.3 million liability as of March 31, 2022 (December 31, 2021: $2.5 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $4.1 million and a long term liability of $2.2 million (December 31, 2021: current liability of $1.9 million and long term liability of $0.6 million)

In April 2022, the Company entered into the following additional financial commodity contracts:

Commodity	Period	Total Volume Hedged (BBLS/MMBTU)	Price ($/BBL or $/MMBTU)
Oil – WTI	May 1, 2022 to December 31, 2022	16,000	$102.05

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	Three months ended March 31,
	2022	2021

Realized loss on financial commodity contracts	$(1,142)	(326)

Unrealized loss on financial commodity contracts	$(3,786)	(883)

General and Administrative Expenses

G&A expense for the first quarter of 2022 was $686,000 compared to $763,000 for the same period of 2021, a decrease of 10%. The decrease is due to management’s continued efforts to reduce G&A costs throughout the Company.

Depletion and Depreciation

Depletion and depreciation expense for the first quarter of 2022 was $1,139,000 compared to $909,000 in the same period of 2021. The increase in the period is due to the impairment reversal in 2021 and increased production for the quarter. Depletion and depreciation expense on a per barrel basis was $12.00 for the first quarter of 2022 compared to $9.91 for the first quarter of 2021.

Share based compensation

Share based compensation for the first quarter of 2022 was $125,000 compared to $0 in the first quarter of 2021. The share based compensation in the first quarter of 2022 was due to stock options awarded in January 2022. There was no share based compensation in 2021 as all outstanding stock options were fully expensed.

Kolibri Global Energy Inc. | 7 | First Quarter 2022

Interest on loans and borrowings

Interest on loans and borrowings decreased from $238,000 for the first quarter of 2021 to $225,000 for the first quarter of 2022. The decrease was due to principal payments on the credit facility during 2021 which reduced the outstanding loan balance.

Net loss for the period

The Company had net loss of $2,456,000 ($0.01 per share) for the first quarter of 2022 compared to net loss of $528,000 ($0.00 per share) for the same period of 2021. The net loss in 2022 compared to the net loss in the same period in 2021 is due to realized and unrealized losses in financial commodity contracts in the first quarter of 2022 totaling $4,928,000 versus losses of $1,209,000 in the first quarter of 2021, an increase in operating expenses of $237,000, an increase in depletion, depreciation and accretion of $230,000, an increase in share based compensation of $125,000, partially offset by an increase in revenue net of royalties of $2,278,000, and a decrease in G&A expense of $77,000.

Cash from operating activities

Cash flows from operating activities for the first quarter of 2022 was $1,243,000 compared to cash flows from operating activities of $1,364,000 for the same period in 2021.

Use of Proceeds

The total net proceeds of the rights offering completed on January 4, 2022 were approximately $8.6 million. The Company used the net proceeds of the rights offering as outlined in the rights offering circular for the following purposes: (i) Drilling and completion of wells. The table below provides a breakdown of the intended use, the amounts used to date and any variance.

Use of total net proceeds from rights offering as at March 31, 2021:

Intended use of proceeds	Allocation	Incurred as at March 31, 2022	Variance
Drilling and completion of well(s)	$8,600,000	$7,401,000	$1,199,000

CAPITAL EXPENDITURES

Capital expenditures for the first quarter of 2022 were for the Barnes 7-3H well (operated, KEI 98% working interest) and the Barnes 8-4H well (operated, KEI 98% working interest), both in the Tishomingo field located in Oklahoma.

($000)
	2022	2021

Additions to oil and gas properties	$7,401	$29
	$7,401	$29

Kolibri Global Energy Inc. | 8 | First Quarter 2022

LIQUIDITY AND CAPITAL RESOURCES

($000, except shares)

	At March 31, 2022	At December 31, 2021

Working Capital Deficiency (US$)	$(3,011)	$3,823

Loans and Borrowings (US$)	$16,283	$17,033

Shares Outstanding, end of period	356,159,098	352,587,670

Market Price per share, end of period (in Canadian $)	$0.21	$0.08
Market Value of Shares (in Canadian $)	$74,793	$28,207

In June 2017, the Company’s US subsidiary obtained a new credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility is intended to fund the drilling of the Caney wells in the Tishomingo Field and expires in June 2023.

At March 31, 2022 loans and borrowings of $16.3 million (December 31, 2021: $17.0 million) are presented net of loan acquisition costs of $0.1 million (December 31, 2021: $0.1 million). Subsequent to the end of the quarter, the Company made principal payments of $0.3 million.

In September 2021, the credit facility was redetermined at a borrowing base of $17.3 million at September 30, 2021. Subsequent to the redetermination, the Company has made principal repayments of $1.1 million to reduce the outstanding balance to $16.3 million at March 31, 2022. In addition, the term of the credit facility was extended until June 2023. In accordance with the redetermination, the Company has no available capacity on the credit facility and the borrowing base is automatically reduced by the principal payments as they are paid. In addition, the Company is required to make additional principal payments to reduce the borrowing base to $16.0 million by April 2022. In November 2021, the credit facility was amended to reduce the Maximum Leverage Ratio covenant discussed below from 4 to 1 down to 3.5 to 1 beginning in the first quarter of 2022. In addition, BOK agreed to increase the borrowing base by $2.0 million if the gross proceeds from the Company’s rights offering exceeded C$8.5 million and the Company has drilled 2 wells and completed fracture stimulation on one of the wells. At the end of the quarter, the Company had met both conditions and is awaiting the banks redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”) and certain payables to an operator that are being reduced by the revenue earned from the non-operated well. The second covenant ensures the ratio of outstanding debt and long-term liabilities to an annualized quarterly adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3.5 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended March 31, 2022. At March 31, 2022, the Current Ratio of the US Subsidiary was 1.17 to 1.0 and the Maximum Leverage Ratio was 2.04 to 1.0 for the three months ended March 31, 2022. The Company is forecasting to be in compliance with the debt covenants for the next 12 months.

At March 31, 2022, the Company had negative working capital of $3.0 million, versus positive working capital of $3.8 million at December 31, 2021. The Company has drilled two wells in 2022 but does not have any additional drilling commitments and closely monitors its working capital and borrowing capacity to ensure adequate funds are available to finance its administrative and operating requirements.

The Company has entered into financial commodity contracts as part of its risk management strategy to manage its cash flow for future activity and to offset commodity price fluctuations. Other potential sources of cash flow include proceeds from additional debt or equity offerings but there is no guarantee that additional financing will be available when needed.

Kolibri Global Energy Inc. | 9 | First Quarter 2022

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities, excluding estimated interest payments at March 31, 2021:

($000s)	Carrying amount	2022	2023	2024
Liabilities
Fair value of commodity contracts	$(6,262)	$(4,112)	$(1,509)	$(641)
Loans and borrowings*	(16,143)	(250)	(15,893)	-
Trade and other payables	(6,050)	(6,050)	-	-
	$(28,455)	$(10,412)	$(17,402)	$(641)

* Except for the principal payments required in connection with the September 2021 redetermination, the Credit Facility provides for interest only payments until the June 2023 maturity date. The Company is required to repay amounts owing under the Credit Facility in full on the June 2023 maturity date. See “Liquidity and Capital Resources” and “Principal Business Risks” for discussion of events that would require early repayment of the Credit Facility.

QUARTERLY SUMMARY

Below is a summary of the Company’s performance over the last eight quarters:

	2022	2021				2020
($000, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Daily Production
Oil (BOPD)	714	638	641	674	697	735	761	804
Natural gas (MCFPD)	922	825	845	889	898	924	1,027	1,033
NGLs (BOEPD)	186	155	178	172	173	193	202	187
Average production (BOEPD)	1,054	931	960	994	1,020	1,082	1,134	1,163

	2022	2021				2020
($000, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Average Price
Oil ($/bbl)	96.17	75.80	69.61	63.77	55.92	40.42	38.70	23.35
Natural gas ($/mcf)	4.71	5.49	4.12	2.86	3.60	2.52	1.79	1.63
NGL ($/bbl)	32.25	40.56	34.36	23.96	24.15	14.39	14.50	7.00
Average price ($/bbl)	74.97	63.56	56.49	49.97	45.48	32.19	30.16	18.72

Kolibri Global Energy Inc. | 10 | First Quarter 2022

	2022	2021				2020
($000, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Netback(1)
Average price ($/BOE)	74.97	63.56	56.49	49.97	45.48	32.19	30.16	18.72
Royalties	16.50	13.89	12.22	10.86	9.86	6.97	6.53	4.24
Operating expenses	9.56	8.79	8.40	8.81	7.30	6.84	6.46	6.07
Netback from operations(1)	48.91	40.88	35.87	30.30	28.32	18.38	17.17	8.41
Price adjustment from commodity contracts	(12.03)	(11.89)	(8.83)	(6.81)	(3.55)	7.02	7.73	12.74
Netback including commodity contracts(1)	36.88	28.99	27.04	23.49	24.77	25.40	24.90	21.15

	2022	2021				2020
($000, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net operating income(2)
Oil and gas revenue	7,111	5,444	4,989	4,520	4,176	3,204	3,147	1,981
Royalties	1,564	1,190	1,079	981	907	694	680	449
Operating expenses	907	753	742	797	670	681	674	642
	4,640	3,501	3,168	2,742	2,599	1,829	1,793	890

	2022	2021				2020
($000, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net income (loss)	(2,456)	71,002	608	(1,418)	(528)	(1,078)	(616)	(2,369)

Basic and fully diluted income (loss) ($/share)	0.01	0.30	0.00	(0.01)	0.00	0.00	0.00	(0.01)

Adjusted funds flow(3)	2,822	1,988	1,738	1,465	1,509	1,737	1,893	1,601

Cash flow from operating activities	1,243	1,812	1,529	1,649	1,364	1,460	1,684	1,050

Bank debt	16,143	16,866	17,446	18,451	19,808	20,749	21,552	22,720

Total assets	160,882	157,016	79,373	79,984	81,251	82,184	85,034	86,411

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Quarterly Variability

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company’s control such as:

●	Oil, gas and NGL price changes due to volatile market conditions related to the COVID 19 pandemic and the current conflict between Russia and Ukraine.

●	Changes in production resulting from fluctuations in drilling and completions and shut-in of wells.

●	The changes in G&A from quarter to quarter reflect changes in operations, changes in personnel, and non-recurring charges related to specific transactions or events.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts. Significant estimates and judgments made by management in the preparation of the consolidated financial statements are as follows:

Oil and gas assets

Development and production assets are assessed for recoverability at cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments. Recoverability is assessed by comparing the carrying value of the asset to its estimated recoverable amount, which is based on the higher of fair value of the assets less the cost to sell (“FVLCS”) or value in use (“VIU”). The significant estimates used in the determination of the estimated recoverable amount include the following:

●	Proved and probable oil and gas reserves and the related cash flows – Significant assumptions that are valid at the time of oil and gas reserve estimation may change significantly when additional information becomes available. Estimates of economically recoverable proved and probable oil and gas reserves and the related cash flows are based upon a number of significant assumptions, such as forecasted production, forecasted oil and gas commodity prices, forecasted operating costs, forecasted royalty costs, and forecasted future development costs. Changes in forecasted oil and gas commodity price assumptions, costs or recovery rates may change the economic status of proved and probable oil and gas reserves and may ultimately result in a restatement of proved and probable oil and gas reserves. Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves and the related cash flows from the Company’s interest in oil and gas properties

Kolibri Global Energy Inc. | 11 | First Quarter 2022

●	Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an industry peer group weighted average cost of capital. Changes in the economic environment could result in significant changes to this estimate.

Depletion of oil and gas assets

Depletion of oil and gas assets is determined based on total proved and probable oil and gas reserve volumes and includes future development costs as estimated by the Company’s independent third-party reserve evaluators. By their nature, the estimates of proved and probable oil and gas reserves and the related cash flows are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

Asset retirement obligations

The provisions for site restoration and abandonment is based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate and discount rate. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

Derivative instruments

The estimated fair value of derivative financial instruments resulting in financial assets and liabilities, by their very nature is subject to estimation, due to the use of future oil and natural gas prices and the volatility in these prices.

Compensation costs

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as Black-Scholes model which is based on assumptions such as volatility, forfeiture rate, interest rate and expected term.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

Liquidity

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand and cash flow from operations to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

Kolibri Global Energy Inc. | 12 | First Quarter 2022

The Company monitors its expected cash inflows from trade and other receivables and its expected cash outflows on trade and other payables and principal debt payments. The Company made a principal debt payment of $0.3 million on April 1, 2022 and will utilize its cash on hand and cash inflows to fund these principal payments as well as its trade payables. The current volatile economic climate may lead to adverse changes in cash flow and working capital levels which may also have a direct impact on the Company’s results and financial position which may adversely affect the Company’s liquidity.

OUTSTANDING SHARE DATA

There were 356,159,098, 356,159,098 and 352,587,670 common shares outstanding as of May 5, 2022, March 31, 2022 and December 31, 2021, respectively. The Company had 7,030,000, 7,030,000 and 1,435,000 stock options outstanding as of May 5, 2022, March 31, 2022 and December 31, 2021, respectively.

PRINCIPAL BUSINESS RISKS

KEI’s business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

●	the uncertainty of finding oil and gas in commercial quantities
●	securing markets for existing and future production
●	commodity price fluctuations due to market forces including the impact of COVID-19
●	volatile market conditions related to the current conflict between Russia and Ukraine
●	financial risk due to foreign exchange rates and interest rate exposure
●	changes to government regulations in the United States, including regulations relating to prices, taxes, royalties and environmental protection
●	changing government policies and regulations, social instability and other political, economic or diplomatic developments in the countries in which the Company operates
●	the ability to fund wells drilled in non-operated sections of the Tishomingo field
●	the uncertainty of pipeline repairs leading to temporary shutting-in of wells
●	availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company
●	uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom
●	the oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources
●	risks related to evolving emissions, carbon and other regulations impacting climate change and the advancement of alternative sources of renewable energy
●	risks related to the Credit Facility, including the risk that the Company could be required under the terms of the Credit Facility to prepay the outstanding principal amount and other amounts owing under the Credit Facility in certain circumstances, some of which are out of the Company’s control, including failure to comply with financial ratio tests, borrowing base redeterminations, Mr. Wolf Regener ceasing to be the President of Kolibri Global Energy Inc., certain changes to the board of directors of the Company and the acquisition by any person or persons acting jointly or in concert of 25% or more of the Company’s shares. The Company is required to repay amounts owing under the Credit Facility in full on the June 2023 maturity date. There can be no assurance that the Company will be able to obtain sufficient capital to repay the Credit Facility or that the Company will be able to extend or refinance the Credit Facility. A failure by the Company to perform its obligations under the Credit Facility could result in, among other adverse effects, the loss of the Company’s Tishomingo Field assets. A copy of the Amended and Restated Credit Agreement was filed on SEDAR on June 26, 2017. See “Liquidity and Capital Resources” and “Contractual Obligations” above and the “Risk Factors” section in the Company’s most recent Annual Information Form.
●	the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

Kolibri Global Energy Inc. | 13 | First Quarter 2022

The Company seeks to mitigate these risks by:

●	maintaining product mix to manage exposure to commodity price risk
●	monitoring production trends to maximize the potential of its capital spending program
●	from time to time, entering into financial commodity contracts to hedge against commodity price risk
●	ensuring strong third-party operators for non-operated properties
●	transacting with creditworthy counterparties
●	monitoring commodity prices and capital programs to manage cash flow
●	reviewing proposed changes in applicable government regulations and laws to assess the impact on the Company’s operations

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to KEI is made known to the CEO and CFO by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by KEI under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s CEO and CFO have concluded, based on their evaluation, that the Company’s DC&P and ICOFR are effective at March 31, 2022 to provide reasonable assurance that material information related to the Company is made known to them by others within the Company.

The CEO and CFO are required to cause the Company to disclose any change in the Company’s ICOFR and DC&P that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s ICOFR. No changes in ICOFR and DC&P were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR during the quarter ended March 31, 2022.

It should be noted that a control system, including the Company’s DC&P and ICOFR, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system will be met and it should not be expected that DC&P and ICOFR will prevent all errors or fraud.

OUTLOOK

In the United States, the Company intends to drill and complete additional wells in the Caney/Sycamore formations on its Oklahoma lands as financing becomes available and the economic environment changes. In addition, the Company continues to utilize its technical and operational expertise to identify and acquire additional oil, gas and clean energy projects. The Company expects to drill additional wells in the next twelve months utilizing cash flow from operations and potential increases in its credit facility.

Kolibri Global Energy Inc. | 14 | First Quarter 2022

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts, net operating income and adjusted funds flow (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations:

(US $000)	For the three months ended March 31,
	2022	2021
Net loss	(2,456)	(528)

Adjustments:
Finance income	(12)	-
Finance expense	5,159	1456
Share based compensation	125	-
Impairment of property, plant and equipment	-	-

General and administrative expenses	686	763
Depletion, depreciation and amortization	1,139	909
Other income	(1)	(1)
Operating netback	4,640	2,599

Netback from operations	$48.91	$28.32

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses.

Kolibri Global Energy Inc. | 15 | First Quarter 2022

The following is the reconciliation of the non-GAAP measure net operating income:

(US $000)	For the three months ended March 31,
	2022	2021
Oil and gas revenue, net of royalties	5,547	3,269
Operating expenses	907	670
Net operating income	4,640	2,599

Adjusted funds flow is calculated as cash from operating activities excluding changes in non-cash operating working capital and interest expense. The Company considers this a key measure as it demonstrates its ability to generate funds from operations necessary for future growth excluding the impact from short-term fluctuations in the collection of accounts receivable and the payment of accounts payable and financing costs. The following is the reconciliation of the non-GAAP measure adjusted funds flow:

(US $000)	Three months ended March 31,
	2022	2021
Cash flow from continuing operations	1,243	1,364
Change in non-cash working capital	1,381	(64)
Interest expense(a)	198	209

Adjusted funds flow	2,822	1,509

(a)	Interest expense on long-term debt excluding the amortization of debt issuance costs

Cautionary Statements

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	This MD&A and the Company’s other public disclosure contains peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that initial production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information including expectations regarding the Company’s reserve-based loan facility, including scheduled repayments, compliance with debt covenants and the expected increase to the Company’s borrowing base of $2.0 million in the second quarter of 2022,, proposed timing and expected results of exploratory and development work in the Company’s Tishomingo Field, expected productivity from current and future wells, planned capital expenditure programs and cost estimates, the effect of design and performance improvements on future productivity, planned use and sufficiency of proceeds from the Company’s debt and equity financings, cash on hand and cash flow from operations and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”,”intend” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that well shut-ins will not materially reduce production or adversely affect future productivity, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the combination of cash on hand and cash flow from operations will be sufficient to finance the Company’s cash requirements through 2022, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserve-based loan facility and that the borrowing base will not be reduced and will be increased in the second quarter of 2022, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, that the Company will not achieve a comparable level of hedging going forward in respect of its existing production, that the Company will not achieve the results anticipated by management from the Company’s cost reduction measures, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), well shut-ins and the potential for damage to the affected wells, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Kolibri Global Energy Inc. | 17 | First Quarter 2022

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	AUDITORS
KPMG LLP
David Neuhauser [1,2,3,5]	Calgary, AB
Director, Chairman of the Board
BANKERS
Eric Brown [1,2,3,4,5]	Amegy Bank National Association
Director	Denver, CO, USA

Leslie O’Connor [1,2,3,4,5]	HSBC Bank Canada
Director	Calgary, AB

Wolf Regener [4]	BOK Financial
Director, President and Chief Executive Officer	Tulsa, OK

Gary Johnson
Chief Financial Officer and Vice President	CONSULTING ENGINEERS
Netherland, Sewell & Associates, Inc.
1 Member of the Audit Committee	Houston, TX, USA
2 Member of the Corporate Governance Committee
3 Member of the Compensation Committee	TRANSFER AGENT AND REGISTRAR
4 Member of the HS&E Committee	Computershare Trust Company
5 Member of the Reserves Committee	Calgary, AB

STOCK EXCHANGE LISTING	HEAD OFFICE
The Toronto Stock Exchange	Suite 207, 3623 Old Conejo Road
Trading Symbol: KEI	Newbury Park, CA, USA 91320
(Over the Counter OTC) QB	Telephone: (805) 484-3613
Trading Symbol: KGEIF	Fax: (805) 484-9649

LEGAL COUNSEL	CANADIAN OFFICE
DuMoulin Black LLP	10th Floor, 595 Howe Street
Vancouver, BC	Vancouver, BC, Canada V6C 2T5
Telephone (604) 687-1224
Fax: (604) 687-3635

Kolibri Global Energy Inc. | 18 | First Quarter 2022